Rocky Mountains Group Ltd

E 242 Bucklands Beach Road, Bucklands Beach

Auckland 2012, New Zealand

October 2, 2024

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser
Abe Friedman
Doug Jones

Re:	Rocky Mountains Group Ltd
Registration Statement on Form S-1
Filed August 30, 2024
File No. 333-281852

Dear Sir or Madam:

Rocky Mountains Group Ltd. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Zonghan Wu, Chief Executive Officer of the Company, dated September 26, 2024 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form S-1 filed August 30, 2024

Cover page

1.	We note that your Chief Executive Officer, Mr. Zonghan Wu, currently owns and controls 100% of the voting power of your outstanding stock and will own and control 71.43% of the voting power should he sell all of his shares. Please revise your cover page disclosure to reflect the same. We note your risk factor beginning “Our President, Zonghan Wu, owns and controls...” on page 6.

Response: We have updated the cover page in the Registration Statement as requested.

Risk Factors, page 4

2.	Please revise to provide a risk factor discussing your ability to continue as a going concern. We note the discussion of the substantial doubt as to your ability to continue as a going concern reflected in the report of your independent registered public accountant as well as footnote 2 to your financial statements on page F-7.

Response: We have updated and provided a risk factor discussing our ability to continue as a going concern in the Registration Statement as requested

Risks Relating to our Company and Our Industry

We may fail to establish and maintain strategic relationships., page 5

3.	We note your risk factor discussion here that you intend to seek out and enter into strategic alliances and the challenges you may face entering into “strategic partnerships” on commercially reasonable terms. We acknowledge that it appears that this planned business activity is prospective; however, please revise to briefly expand your discussion to describe with what types of parties you intend to seek, establish and maintain these strategic relationships.

Response: We have briefly expanded our discussion to describe with what types of parties we intend to seek, establish and maintain these strategic relationships as requested.

Our President, Zonghan Wu, owns and controls 100% of the voting power..., page 6

4.	It does not appear that Mr. Wu is selling any of his own shares in the offering; therefore, please delete the reference to Mr. Wu “sell[ing] all of his shares pursuant to the resale offering” or advise.

Response: We have updated the Registration Statement as requested.

Our principal executive offices are located in New Zealand and our Company has a non-U.S.

resident..., page 6

5.	Please revise your risk factor discussion here to briefly elaborate on the specific limitations to the enforceability of civil liability provisions of U.S. federal securities laws against the company’s Officers and Directors. For example, discuss the limitations specific to New Zealand or any other relevant jurisdictions as applicable as we note that company assets are described as being located in foreign jurisdictions (i.e., more than one jurisdiction).

Response: We have updated the Registration Statement as requested.

We are an “emerging growth company” under the JOBS Act of 2012..., page 7

6.	Please revise your disclosure here and elsewhere as necessary to reflect the current revenue threshold for remaining an emerging growth company (i.e., if your revenues exceed $1.235 billion as compared to the $1 billion threshold currently disclosed). Refer to Exchange Act Rule 12b-2.

Response: We have updated the Registration Statement as requested.

Risks Relating to the Company’s Securities

We do not intend to pay dividends on our common stock., page 8

7.	Please revise this risk factor to concisely explain how each risk affects the registrant or the securities being offered. In this regard, we note that you state that you have no intention to declare or pay any cash dividend; however the disclosure does not address how this may impact you, your common stock, or stockholders. In this regard, we note that there may be additional risk factors where this comment similarly applies, for example, the risk factor beginning “[e]ven if our shares become publicly quoted...” on page 9. Refer to Item 105 of Regulation S-K.

Response: We have updated the Registration Statement as requested.

Description of Business

Session 1: Financial Management Knowledge, Tool and Resources, page 17

8.	Please revise your disclosure here and on pages 16 and 18 to provide brief additional detail associated with the referenced “studies,” such as the studies showing that “New Zealanders lack sufficient confidence in their financial knowledge and skills.”

Response: We have updated the Registration Statement as requested.

Marketing, page 19

9.	Please revise your disclosure to make clear that your website, www.rockymountainsgroup.com, is not currently operational and does not appear to be meaningfully functional. Provide any revisions to address the timeline or other context for when the website will be functional. We note that you intend to use your website to assist in building and marketing your business.

Response: Our website, www.rockymountainsgroup.com, is always operational. We checked with our website designer. The website was under maintenance when accessing, and is back to normal now.

Pricing, page 19

10.	We note that you generate revenues by providing PFL Seminar services to New Zealand individuals and families and that this service operates on a flat fee, currently proposed as $5,000 for each client. Further, we note that that to date you have generated $10,000 in revenues from the offering of a single PFL Seminar. Please revise your disclosure here and elsewhere throughout your registration statement as appropriate to make clear whether “a client” refers to individuals, a family business involving more than one individual, or both. Provide this information generally and in the specific instance of the single PFL Seminar provided to date.

Response: A client” refers to one individual. The Company generated revenue in the amount of $10,000. The revenue was generated as a result of the Company having provided two Personal Financial Literacy Seminars (PFL Seminar) to two participant(s). We have updated page 15 & 19 in the Registration Statement as requested

Dilution, page 21

11.	It appears your net tangible book value at May 31, 2024 is $(1,933). Please revise this amount where shown here and related per share before the offering amount.

Response: We have updated the Registration Statement as requested.

Exhibits to Registration Statement, page 30

12.	Please include a consent of your auditor for the inclusion of their report in this registration statement.

Response: We have added exhibit 23.1 and updated the Registration Statement as requested.

Report of Independent Registered Public Accounting Firm, page F2

13.	Please have your auditors revise their report to state, if true, the procedures and opinion are for the period from July 25, 2023 (date of inception) to May 31, 2024 regarding all financial statements other than the balance sheet.

Response: We have updated the Registration Statement as requested.

Notes to Financial Statements, page F7

14.	Please revise the notes to the financial statements to remove duplication of the numbering of the notes.

Response: We have updated the Registration Statement as requested.

Exhibit 5.1

15.	Please revise the first paragraph of the opinion to reflect the offering accurately. In this regard, we note that the offering price is $.15 per share, and that the offering is a primary offering by the company as opposed to a resale offering by selling shareholders.

Response: We have added exhibit 5.2 and updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Rocky Mountains Group Ltd
/s/ Zonghan Wu
Zonghan Wu
CEO